

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 21, 2008

Mr. Edward R. DeStefano
Chief Executive and Financial Officer
New Century Energy Corp.
5851 San Felipe, Suite 775
Houston, TX 77057

> **Re:** **New Century Energy Corp.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 12, 2007**
> **Response letter dated January 24, 2008**
> **File No. 0-28813**

Dear Mr. DeStefano:

We have reviewed your response letter and filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. After reviewing your response, we may raise additional comments.

Engineering Comments

Form 10-KSB for the Fiscal Year Ended December 31, 2006

1. We have reviewed your response to prior comment two of our letter of December 31, 2007. In footnote "d" you state that the end of year total of proved developed oil reserves is significantly higher than the previously reported 117,959 net barrels. However, it appears from this same table the previous years proved developed reserves were 121,067 net barrels. Please clarify this for us and revise your proposed language as necessary.

2. We have reviewed your response to prior comment three. Please reconcile your response indicating a total of 190,846 barrels of net oil production in 2006 with your response to prior comment two that indicates in the reserve table that your 2006 net oil production was 124,374 barrels. Your disclosure must be consistent throughout your document. Please revise as necessary.

3.   We have reviewed your response to prior comment four. You state in footnote
        one that production costs include all lease operating expenses while in footnote
        two you explain what lifting costs are not but you do not explain what items are
        incorporated in them. Normally production costs include lifting costs. Please
        clearly explain in the proposed language what you include under lifting costs.

4.   We have reviewed your response to prior comment seven. It continues to be
        unclear how your statement that you can provide no assurance that your estimated
        reserves will be present and or commercially extractable is consistent with the
        requirements of Rule 4-10(a) of Regulation S-X that estimates of proved reserves
        are reasonably certain of recovery. Please either modify your risk factor
        disclosure or explain to us the nature of your estimates that the extent to which
        they are not reasonably certain. We may have further comments.

5.   We have reviewed your response to prior comment eight. Please revise your
        proposed sub-caption to describe the risk associated with the use of 3-D seismic
        rather than indicating why it is used. In addition, expand the risk factor disclosure
        to explain that 3-D seismic data is a tool that requires interpretation and it is not
        able to clearly indicate where hydrocarbons are present, the volumes of the
        hydrocarbons or, if present, if they can be recovered economically. Additionally
        explain in greater detail how these risks associated with the use of 3-D seismic
        could impact the company if the data is not clear or is interpreted incorrectly.

Reserve Report as of December 31, 2006, By R.A. Lensar and Associates

6.   We note the total 2007 production estimate under total proved reserves in the
        reserve report of 172,325 net barrels of oil and 3,355 net MMcf of natural gas.
        Please tell us your actual net oil and gas production in 2007 and reconcile any
        large difference in the estimate from the actual production.

7.   We note the gross proved undeveloped reserves of 37 BCF in the Wishbone field
        as compared to a total cumulative production of 25 BCF. Please tell us why you
        believe it is reasonably certain to recover another 37 BCF from this field.

8.   We note the proved behind pipe gross reserves of 2.5 BCF in the Lindholm-
        Hansom GU 02 in the Wishbone field that will not be produced until sometime
        beyond the year 2021. Please tell us when those reserves will begin to produce
        and provide us the basis for classifying these reserves as proved even though they
        and not estimated to produce for many years in the future.

9.   Please tell us the basis for classifying the 3 BCF of estimated behind-pipe
        reserves in each of the Lindholm-Hansom GU 7 and GU 13 wells and the 5.8

BCF of estimated undeveloped reserves in the GU 14 well in the Hostetter reservoir as proved when the Hostetter reservoir does not appear to have produced in the Wishbone field.

10.   Please tell us the justification for the estimate of 7.3 BCF of gross undeveloped reserves in the Lindholm-Hansom GU 13 and 3.2 BCF of reserves from the GU 14 from the Tom Lyne reservoir and tell us why these reserves are classified as proved when there does not appear to be any production from this reservoir in the Wishbone field.

11.   Please tell us the basis for classifying the 4.6 BCF of gross undeveloped reserves as proved in the Lindholm-Hanson GU 14 from the Luling reservoir when there does not appear to be any production from the Luling reservoir in the Wishbone field.

12.   Please tell us the justification for classifying the 13.3 BCF of gross undeveloped reserves as proved in the Lindholm-Hanson GU 15 from the House 3 reservoir when the other two completions in the House 3 reservoir only have an average estimated gross ultimate recovery of 3.7 BCF per well.

13.   Tell us the assurances you have received from the operator, Enercorp, that they will drill these wells in the Wishbone field in the future.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and response to our comments.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 regarding engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief